SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

PGT, INC.
(NAME OF SUBJECT COMPANY (ISSUER))

PGT, INC.
(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)

69336V-10-1
(CUSIP NUMBER OF CLASS OF SECURITIES – UNDERLYING COMMON STOCK

MARIO FERRUCCI III, ESQ.
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
PGT, INC.
1070 TECHNOLOGY DRIVE
NORTH VENICE, FLORIDA 34275
(941) 480-1600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

ROBERT B. PINCUS, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE, 7TH FLOOR
WILMINGTON, DELAWARE 19801
(302) 651-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$94,869	$6.76

*
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of PGT, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 409,143 shares of PGT, Inc. common stock and have an aggregate value of $94,869 as of March 5, 2010, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #4 for Fiscal Year 2010, issued on December 17, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6.76
Form or Registration No.:	SC TO-I
Filing party:	PGT, Inc.
Date Filed:	March 8, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended by Amendment No. 1 thereto, filed on March 18, 2010, the “Schedule TO”) filed by PGT, Inc., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2010, relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, for replacement options to purchase shares of common stock to be granted under the 2006 Equity Incentive Plan (as amended to permit such option exchange, and as may be further amended or supplemented, the “2006 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated March 8, 2010 (the “Offer to Exchange”) and the related Election Concerning Exchange of Stock Options form (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer Materials”), which were attached to the Schedule TO as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, and were incorporated therein by reference. The offer and the transactions contemplated by the Offer Materials are referred to herein as the “Option Exchange.”  This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended..

The information in the Schedule TO and exhibits relating to the Option Exchange are incorporated in this Amendment No. 2 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment No. 2 adds as an exhibit to Schedule TO the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 19, 2010, which is hereby incorporated by reference into the Schedule TO and Offer Materials.

Item 12.                       Exhibits.

Item 12 of the Schedule TO is hereby amended by deleting the item in its entirety and replacing it with the following:

“The Exhibit Index attached to this Schedule TO is incorporated herein by reference.  Exhibits previously filed with the Schedule TO on March 8, 2010, and with Amendment No. 1 thereto filed with the SEC on March 18, 2010, have been marked with asterisks.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2010	PGT, INC.

	By:	/s/ Mario Ferrucci III
	Name:	Mario Ferrucci III
	Title:	Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated March 8, 2010.
(a)(1)(ii)*	Election Concerning Exchange of Stock Options.
(a)(1)(iii)*	E-mail Communication to Eligible PGT Employees regarding Option Exchange.
(a)(1)(iv)*	Confirmation E-mail/Letter to Employees who Elect to Participate in the Option Exchange.
(a)(1)(v)*	Form of Reminder E-mail Communication to Eligible PGT Employees regarding Option Exchange.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(1)*
PGT, Inc. 2004 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 21, 2006, Registration No. 333-132365).

(d)(2)*
Form of PGT, Inc. 2004 Stock Incentive Plan Stock Option Agreement (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on April 21, 2006, Registration No. 333-132365).

(d)(3)*
Form of PGT, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 8, 2006, Registration No. 333-132365).

(d)(4)*
Form of PGT, Inc. 2006 Equity Incentive Plan Non-qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.8 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 8, 2006, Registration No. 333-132365).

(d)(5)*
Form of PGT, Inc. 2006 Equity Incentive Plan Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.26 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on June 8, 2006, Registration No. 333-132365).

(d)(6)*	Form of PGT, Inc. 2006 Equity Incentive Plan Replacement Non-qualified Stock Option Agreement.
(d)(7)*
Amended and Restated Security Holders’ Agreement, dated as of June 27, 2006, by and among PGT, Inc., JLL Partners Fund IV, L.P., and the stockholders named therein (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2006, Registration No. 000-52059).

(d)(8)*	Annual Report on Form 10-K for the fiscal year ended January 2, 2010, incorporated by reference herein (filed with the SEC on March 18, 2010, File No. 000-52059).
(d)(9)*
Form of PGT, Inc. Amended and Restated 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 18, 2010, File No. 000-52059).

(g)	Definitive Proxy Statement on Schedule 14A, incorporated by reference (filed with the SEC on March 19, 2010, File No. 000-52059)
(h)*	Not applicable.